Mail Stop 4561

February 13, 2008

Mr. Steven Malone
Chairman of the Board, President and
Chief Executive Officer
Findex.com, Inc.
11204 Davenport Street, Suite 100
Omaha, Nebraska 68154

Re: Findex.com, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 17, 2007
File no. 000-29963

Dear Mr. Malone:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief